Exhibit 99.2

Intelligent Living Application Group Inc. Announces Closing of $20.24 Million Initial Public Offering

Hong Kong, July 15, 2022 (GLOBE NEWSWIRE) -- Intelligent Living Application Group Inc. (Nasdaq: ILAG) (the “Company” or “Intelligent Living”), a premium lockset manufacturer in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 5,060,000 ordinary shares at a price of $4.00 per share.

The aggregate gross proceeds from the Offering were $20.24 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on The Nasdaq Capital Market on July 13, 2022 under the ticker symbol “ILAG.”

The Offering was conducted on a firm commitment basis. Network 1 Financial Securities, Inc. acted as sole book runner and lead underwriter for the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-248684) and was declared effective by the SEC on July 12, 2022. The Offering was made only by means of a final prospectus. A final prospectus relating to the Offering was filed with the SEC on July 14, 2022, which may be obtained from Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701, Attention: Adam Pasholk by email at adampasholk@netw1.com or Karen (Huiyun) Mu, by email at kmu@netw1.com, or by calling +1 (800)-886-7007. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living has obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Intelligent Living Application Group Inc.

Phone: +852 2481 7938

Email: info@i-l-a-g.com

Ascent Investors Relations LLC
Tina Xiao
President
Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com